JOHN H. LIVELY, Managing Partner

john.lively@practus.com

11300 Tomahawk Creek Pkwy., Suite 310

Leawood, KS 66211

(913) 660-0778

September 16, 2025

Ms. Kalkidan Ezra

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	ETF Opportunities Trust (File Nos. 333-234544 and 811-23439)

Dear SEC Staff:

This letter provides the response of ETF Opportunities Trust (the “Trust” or the “Registrant”) to the additional comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) that you provided to Practus, LLP, on a conference call on August 29, 2025. The comments relate to Post-Effective Amendment (“PEA”) No. 309 to the registration statement of the Trust, which was filed on July 10, 2025, under Rule 485(b) of the Securities Act of 1933, as amended (the “1933 Act”). PEA 309 was filed to register shares of fifteen new series of the Trust, (each a “Fund” and collectively, the “Funds”) as follows:

T-REX 2X LONG CCCM DAILY TARGET ETF
T-REX 2X LONG LMND DAILY TARGET ETF
T-REX 2X LONG OSCR DAILY TARGET ETF
T-REX 2X LONG OUST DAILY TARGET ETF
T-REX 2X LONG SPOT DAILY TARGET ETF
T-REX 2X LONG SYM DAILY TARGET ETF
T-REX 2X LONG RDW DAILY TARGET ETF
T-REX 2X LONG UNH DAILY TARGET ETF
T-REX 2X LONG VOYG DAILY TARGET ETF
T-REX 2X LONG ETOR DAILY TARGET ETF
T-REX 2X LONG CHYM DAILY TARGET ETF
T-REX 2X LONG BMNR DAILY TARGET ETF
T-REX 2X LONG APLD DAILY TARGET ETF
T-REX 2X INVERSE CRWV DAILY TARGET ETF
T-REX 2X INVERSE CRCL DAILY TARGET ETF

For your convenience, I have summarized the comments in this letter and provided the Trust’s response below each comment. Capitalized terms not defined in this letter shall have the same meaning ascribed to such term in the PEA.

Ms. Kalkidan Ezra

U.S. Securities and Exchange Commission

September 16, 2025

General Comments

●	Please file this comment response letter on EDGAR such that the Staff has at least five business days to review.
●	Please also apply any new or revised disclosure in one section to similar disclosure in other sections throughout the registration statement. Identify and explain any variations in the disclosures.
●	The Registrant is responsible for the adequacy and accuracy of the disclosures in the filing and Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing.
●	Prior to the effectiveness of the subsequent amendment, please complete any missing or bracketed information contained in PEA 309.

Response: The Trust acknowledges the points made above in the “General Comments.”

1.	Comment: Please supplementally explain what percentage of each 2X Long Fund’s assets will be invested directly in its respective underlying security and how each Fund’s intended strategy and disclosures are and will be consistent with Rule 140 under the Securities Act of 1933 (“Securities Act”).

Response: Each of the Funds intends to primarily gain exposure to its underlying security by entering into total return swaps, however, depending upon market conditions, the Funds’ investment adviser, Tuttle Capital Management LLC (the “Adviser”), may seek exposure to the underlying security by, among other things, investing in the underlying security directly. The extent to which a Fund may invest directly in the underlying reference asset is not expected to exceed 45% of the Fund’s assets, and it is not intended or expected that a direct investment in reference asset will be maintained for extensive periods of time. The Trust believes that the current disclosure is adequate to address this practice and the associated risks.

Additional Information About Risks

2.	Comment: In the Indirect Investment Risk, please supplementally confirm that the fund shareholders will not have the right to receive dividends if the fund directly holds shares of an underlying security.

Response: The Trust confirms that fund shareholders will not have the right to receive dividends (if any) paid by Columbus Circle Capital Corp. I, although fund shareholders may receive dividends or distributions from the Fund that are derived from dividends received by the Fund from Columbus Circle Capital Corp. I.

3.	Comment: For each Fund’s [Underlying Security] Investing Risk, please disclose the information that was left out of the third sentence.

Response: The Trust has revised the disclosure in response to the Staff’s comment.

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Ms. Kalkidan Ezra

U.S. Securities and Exchange Commission

September 16, 2025

4.	Comment: The Staff notes that Synthetic Exposure Risk is not included in the Item 4 disclosure, but it is included in the Item 9 disclosure. If this risk factor is a principal risk of the Funds, please consider including it in the Item 4 disclosure for the Fund.

Response: Synthetic exposure is not a principal investment strategy of the Funds. Accordingly, no revisions are being made to the disclosure.

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Please contact me at (913) 660-0778 regarding the responses contained in this letter.

Sincerely,

/s/ John H. Lively

John H. Lively

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